Exhibit 3.2

CERTIFICATE OF

TRUST OF

WISDOMTREE BITCOIN TRUST

This Certificate of Trust of WisdomTree Bitcoin Trust (the “Trust”) is being duly executed and filed by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. Code, § 3801 et seq.) (the “Act”).

1.	Name. The name of the statutory trust formed by this Certificate of Trust is WisdomTree Bitcoin Trust.

2.	Delaware Trustee. The name and business address of the trustee of the Trust in the State of Delaware is 251 Little Falls Drive, Wilmington, DE 19808, Attn.: Corporate Trust.

3.	Effective Date. This Certificate of Trust shall be effective on March 8, 2021.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

DELAWARE TRUST COMPANY, not in its individual capacity but solely as trustee

By:	/s/ Benjamin Hancock
Name:	Benjamin Hancock
Title:	Assistant Vice President